SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Telular Corporation
_____________________________________________________________________________
(NAME OF ISSUER)

__________________Shares of Common Stock, $0.01 par value per share______________
(Title of Class of Securities)

87970T208
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
52 Vanderbilt Avenue, 4th Floor
New York, NY  10017
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2008
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87970T208	13D
1		NAME OF REPORTING PERSONS Simcoe Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87970T208	13D
1		NAME OF REPORTING PERSONS Simcoe Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* OO
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87970T208	13D

1		NAME OF REPORTING PERSONS Jeffrey Jacobowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87970T208	13D

1		NAME OF REPORTING PERSONS Elisheva Jacobowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* IN
          *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer

            This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Telular Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622.

Item 2.	Identity and Background

(a) – (c)  This Statement is being filed by Simcoe Partners, L.P. (“Simcoe”), Simcoe Management Company, LLC (“Simcoe Management”), Jeffrey Jacobowitz and Elisheva Jacobowitz (collectively, the “Reporting Persons”).

Simcoe is a Delaware limited partnership.  The principal business of Simcoe is to engage in certain investment activities, including, but not limited to, the purchase of marketable and non marketable securities.  The address of the principal business and principal office of Simcoe is 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017.  Simcoe Management is the general partner of Simcoe.

Simcoe Management is a Delaware limited liability company.  The principal business of Simcoe Management is to serve as the general partner of Simcoe.  The address of the principal business and principal office of Simcoe Management is 52 Vanderbilt Avenue, 4th Floor, New York, NY  10017.

Jeffrey Jacobowitz is the manager of Simcoe Management and an analyst and registered representative at Robotti & Company, LLC.  The business address of Jeffrey Jacobowitz is c/o Robotti & Company, LLC, 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017.

Elisheva Jacobowitz is a private investor and the wife of Jeffrey Jacobowitz.  The address of Elisheva Jacobowitz is c/o Simcoe Partners, L.P., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017.

(d) – (e)  None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Jeffrey Jacobowitz is a citizen of the United States.  Elisheva Jacobowitz is a citizen of Canada.

Item 3.	Source and Amount of Funds

Simcoe, in the aggregate, has expended $1,964,175 in acquiring the Common Stock of the Issuer.  This amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Simcoe.

Jeffrey and Elisheva Jacobowitz have expended $135,864 in acquiring the Common Stock of the Issuer.  This amount includes any commissions incurred in making the investments.  The source of these funds was the personal funds of Jeffrey and Elisheva Jacobowitz.

Item 4.	Purpose of the Transaction

The acquisitions of the Common Stock were made for investment in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Reporting Persons have communicated with the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer to discuss the Issuer’s strategic direction. Among other things, the Reporting Persons discussed representation on the Board of Directors of candidates recommended by the Reporting Persons, one of such candidates being Mr. Jacobowitz.  The Reporting Persons expect to continue to communicate with the Issuer’s management and Board of Directors regarding potential strategies to increase shareholder value.

The Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons may engage in communications with one or more shareholders of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization.  Additionally, the Reporting Persons have recommended and may continue to recommend the Common Stock to unaffiliated third parties and accounts over which the Reporting Persons exercise no investment discretion.  Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, at any time and from time to time, may review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           As of December 1, 2008, Simcoe beneficially owns 900,000 shares of Common Stock of the Issuer, representing approximately 4.7% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 18,960,612 shares of Common Stock issued and outstanding as of September 30, 2008 as reported in a press release filed with an 8-K filed by the Issuer with the Securities and Exchange Commission on November 12, 2008.

As the general partner of Simcoe, Simcoe Management may be deemed to beneficially own the 900,000 shares of Common Stock  owned by Simcoe, representing approximately 4.7% of the outstanding shares.

As the manager of Simcoe Management, Jeffrey Jacobowitz may be deemed to beneficially own the 900,000 shares of Common Stock owned by Simcoe.  Mr. Jacobowitz disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.  In addition, Mr. Jacobowitz beneficially owns 50,000 shares of Common Stock, over which he has shared voting and dispositive power with his wife, Elisheva Jacobowitz.  Mr. Jacobowitz may be deemed to beneficially own an aggregate of 950,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares.

Elisheva Jacobowitz beneficially owns 50,000 shares of Common Stock, over which she has shared voting and dispositive power with her husband, Jeffrey Jacobowitz, representing 0.3% of the outstanding shares.

Each of Simcoe, Simcoe Management and Jeffrey Jacobowitz may be deemed to have sole voting and dispositive power over the 900,000 shares of Common Stock reported as beneficially owned by such persons by virtue of each person’s relationship to the other as described in Item 2.  Each may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, in each case, except to the extent of such Reporting Person’s pecuniary interest therein.

(c)           The transactions in the Issuer’s Common Stock by Reporting Persons in the last sixty days are as follows:

Simcoe Partners, LP
Date	Buy/Sell	Quantity	Price (US $)	Total Amount (not including commissions) (US $)
11/19/2008	Buy	11,975	1.31	15,647
11/12/2008	Buy	230,000	1.52	349,600
11/4/2008	Buy	247,250	1.67	412,314
11/3/2008	Buy	10,900	1.50	16,319
10/31/2008	Buy	2,315	1.50	3,472
10/30/2008	Buy	1,690	1.48	2,501
10/29/2008	Buy	6,000	1.47	8,800
10/28/2008	Buy	1,176	1.48	1,741
10/27/2008	Buy	3,100	1.44	4,475
10/23/2008	Buy	87,900	1.45	127,332
10/20/2008	Buy	7,695	1.40	10,740

Jeffrey & Elisheva Jacobowitz
Date	Buy/Sell	Quantity	Price (US $)	Total Amount (not including commissions) (US $)
11/12/2008	Buy	20,000	1.52	30,400

(d)           Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons dated December 1, 2008

Exhibit 2.	Power of Attorney executed by Elisheva Jacobowitz in favor of Jeffrey Jacobowitz dated November 24, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2008
SIMCOE PARTNERS, L.P.
By: Simcoe Management Company, LLC, its general partner
By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager of Simcoe Management Company, LLC

SIMCOE MANAGEMENT COMPANY, LLC

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

ELISHEVA JACOBOWITZ

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Attorney-in-Fact

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the securities of Telular Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 1, 2008

SIMCOE PARTNERS, L.P.
By: Simcoe Management Company, LLC, its general partner
By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager of Simcoe Management Company, LLC

SIMCOE MANAGEMENT COMPANY, LLC

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

ELISHEVA JACOBOWITZ

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Attorney-in-Fact

EXHIBIT 2

LIMITED POWER OF ATTORNEY

FOR SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Jeffrey Jacobowitz as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of, and in the name, place and stead of, the undersigned to:

1.
prepare, execute, acknowledge, deliver and file Schedule 13D (including any amendments to the foregoing) with respect to the securities of Telular Corporation, a Delaware corporation (the “Reporting Entity”), with the United States Securities and Exchange Commission, any national securities exchanges and the Reporting Entity, as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

2.
seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Reporting Entity’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorney-in-fact and approves and ratifies any such release of information.

The undersigned acknowledges and agrees that:

1.
this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to such attorney-in-fact without independent verification of such information;

2.	such attorney-in-fact may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact;

3.
any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

4.
the Reporting Entity does not assume (a) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, or (b) any liability of the undersigned for any failure to comply with such requirements; and

5.
this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including, without limitation, the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever that in the discretion of such attorney-in-fact are requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed on this 24th day of November, 2008.

                                                                                    /s/ Elisheva Jacobowitz
                                                                                    Elisheva Jacobowitz